UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2020
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

March 24, 2020

METHANEX FILES 2019 ANNUAL DISCLOSURE DOCUMENTS
VANCOUVER, BRITISH COLUMBIA (March 24, 2020) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) today filed its Annual Report, which includes its audited Consolidated Financial Statements and related Management Discussion and Analysis (“MD&A”) for the year ended December 31, 2019, as well as its 2019 Annual Information Form, with Canadian securities regulatory authorities. The Company also filed its Form 40-F for the year ended December 31, 2019 with the U.S. Securities and Exchange Commission. Copies of these documents are available electronically on the Company’s website at www.methanex.com in the Investor Relations section, at www.sedar.com (Canadian filings) and at www.sec.gov/edgar.shtml (U.S. filings).
The Company sells all the methanol produced by the Atlas joint venture and earns a commission on the sale of the methanol. The Company had previously recognized the commission on a net basis in revenue. The Company has restated revenue and cost of sales within its annual Consolidated Statement of Income for the year ended December 31, 2018 to present revenue and cost of sales from methanol produced by the Atlas joint venture and sold by the Company on a gross basis. The restatement results in an increase to both revenue and cost of sales in the amount of $551 million each for the year ended December 31, 2018. As a result, there is no impact to operating income, net income, cash flows or financial position.
The restatement resulted from discussions with regulators and experts, and further consideration of interpretations of IFRS 15, Revenue from Contracts with Customers. For further information on the restatement, including the restated quarterly and year-to-date revenue and cost of sales for 2018 and 2019, refer to our MD&A and Consolidated Financial Statements.
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.
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For further information, contact:
Kim Campbell
Manager, Investor Relations
Methanex Corporation
604 661 2600 or Toll Free: 1 800 661 8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 24, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary